(As filed October 20, 2000)

File No. 70-09765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

Amendment No. 1
 on
FORM U-1/A
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
WPS Resources Corporation
Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, Wisconsin 54301

(Names of companies filing this statement and
               addresses of principal executive offices)

WPS Resources Corporation
        (Name of top registered holding company parent)

Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street
Green Bay, Wisconsin 54301
                 (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Michael S. Nolan
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

     The Applicants hereby withdraw the original application on Form U-1 File No. 70-09765, which duplicates another filing by the Applicants.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment to Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

WPS RESOURCES CORPORATION
By: /s/ Barth J. Wolf Name: Barth J. Wolf Title: Secretary and Manager Legal Services
WISCONSIN PUBLIC SERVICE CORPORATION
By: /s/ Barth J. Wolf Name: Barth J. Wolf Title: Secretary and Manager Legal Services

DATE: October 20, 2000